Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

SONDORS Electric Car Company
23823 Malibu Road, Suite 50 #129
Malibu, CA 90265
https://sondors.network

Up to $1,069,993.44 in Common Stock at $28.68
Minimum Target Amount: $9,980.64

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: SONDORS Electric Car Company
Address: 23823 Malibu Road, Suite 50 #129, Malibu, CA 90265
State of Incorporation: DE
Date Incorporated: August 15, 2016

Terms:

Equity

Offering Minimum: $9,980.64 | 348 shares of Common Stock
Offering Maximum: $1,069,993.44 | 37,308 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $28.68
Minimum Investment Amount (per investor): $315.48

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Perks* and Investment Incentives

Time-Based Rewards:

Super Early Bird

Invest within the first 48 hours, and receive an additional 20% bonus shares on your investment plus get a 15-minute call* with Storm, Founder & CEO of SONDORS

Early Bird

Invest within the first 10 days, and receive an additional 10% bonus shares on your investment plus get a 15-minute call* with Storm, Founder & CEO of SONDORS

Date and time to be determined following the close of the round

Amount Based Rewards:

$340+

SONDORS Reservation

Be one of the first owners of a SONDORS electric vehicle. All investors in this round will be entered into the second wave of our vehicle reservation list.

$500+

Roadshow Invite

At this investment level, you will be invited to the SONDORS roadshow in a participating city near you, where you will have a chance to test drive the production-ready vehicle.

$1,000+

Priority SONDORS Reservation

Be at the top of the investor list for reservations. At this investment level, you will receive a priority spot at the front of the second wave of our vehicle reservation list.

$5,000+

Production Facility Tour in Italy

At this investment level, you will be invited to tour our production facility in Italy in order to view the real-time progress made on our production-ready vehicle. Date and time to be determined. Travel and hotel not included.

$30,000+

First Production Vehicles

At this investment level, you will move to the front of the entire vehicle reservation list, receiving a special custom edition of the Model SONDORS. Customizations to be determined based on availability and personal investor preference.

*Reservation list order will be determined by date committed. All perks occur after the offering is completed.

The 10% Bonus for StartEngine Shareholders

SONDORS Electric Car Company will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 10 shares of Common Stock at $28.68 / share, you will receive 11 shares, meaning you'll own 11 shares for $286.80. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

SONDORS Electric Car Company is addressing two growing market opportunities: the electric vehicle market and the car-sharing ('eco-sharing') market. SONDORS Electric Car Company gives owners a state of the art electric vehicle that is affordable, environmentally friendly, and built for the sharing economy, thereby reducing idle time and increasing income from the vehicle. The SONDORS EV features a three-wheel design, two front seats, and one back seat, a Samsung 200 miles of range, 0-60 mph in 5 seconds, and the ability to recharge the lithium-ion battery 55% in less than 19 minutes. The SONDORS Network will offer access to privately owned SONDORS EVs at affordable daily rates. A SONDORS owner can purchase a SONDORS EV for ~$19,500, with a blended rate, including fleet sales of $18,825. A SONDORS Network participant is able to rent a vehicle at a daily rate of $45 at the push of a button and receive a keyless entry through their mobile device. The SONDORS owner will receive 70% of the rate, which they can automatically contribute to their monthly car payment, decreasing it or eliminating it altogether as well as creating a revenue stream for SONDORS EV owners via car sharing.

Competitors and Industry

We entered these competitive markets when we realized that the right consumer-ready mobility car-sharing solution didn't yet exist. We look at the car-sharing market and find costly combustion engine vehicles made for personal use. Drawing on design and manufacturing expertise, we designed a car from the bottom up to stand up to all-day use by multiple drivers as well as capitalize on sleek design for branding. Our competition includes companies such as Turo, Tesla, BlueLA, and Chevrolet's car-sharing service Maven. SONDORS EV is the only vehicle in the car-sharing space that will be low-cost, built for the sharing-economy, and already has an avid community.

Current Stage and Roadmap

We have already produced the "show vehicle" prototype, a functional proof of concept built with parts that will not necessarily be included in the final production.

We are raising funds through this current round to produce a "pre-series vehicle" prototype, which will also be functional while using actual pieces intended for the final production.

This next pre-series vehicle bridges the gap between the show vehicle and production.

If we reach our maximum funding goal once we conclude this round, we expect it will take us six months to build the pre-series vehicle vehicle prototype.

Following the raise for the pre-series vehicle prototype, we expect the need to raise an additional $15 million, which is expected to be allocated as follows:

- Estimated $9.5MM for tooling (estimated 4-6 months)

- Estimated $2MM for production engineering

- Estimated $2MM for operations

- Estimated $1.5 million for marketing

From the time we raise this additional $15 million, it would take us an estimated 15 to 22 months to start of production (SOP).

The Team

Officers and Directors

Name: Storm Sondors

Storm Sondors's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer, President, Treasurer & Secretary, Sole Director
  Dates of Service: August 15, 2016 - Present
  Responsibilities: Mr. Sondors is the founder and has served as our sole officer and director, since our inception. He also currently serves as the sole officer and director of Sondors, Inc., a Delaware corporation, which designs, develops, markets and sells electric bikes. Since June 2015, he has also served as sole officer and director of Sondors Inc., a California corporation, which previously designed, manufactured, developed, marketed and sold electric bikes, and lithium ion batteries and chargers for e-bikes, and which currently manufactures electric bikes for Sondors, Inc., a Delaware corporation. Between March 2017 and the present date, he has also served as the manager of Sondors Global, LLC, a California limited liability company, which holds certain patents, trademarks and other intellectual property. Between 2010 and the present, he has served as sole officer and director of Pacific Storm, Inc., a multi-brand company that previously designed, developed, produced and marketed various consumer products. Mr. Sondors does not work exclusively for us, and divides his time among us and Sondors, Inc., which is in the business of marketing and selling electric bikes. We have engaged a team of experienced and world-renowned engineers, marketing personnel and managerial staff to further our business operations, however, we currently have no employees.

Other business experience in the past three years:

- **Employer:** Sondors Inc.
  Title: Sole Officer and Director
  Dates of Service: June 01, 2015 - Present
  Responsibilities: CEO

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Our auditor has issued a "going concern" opinion.
Our auditor has issued a "going concern" opinion on our financial statements, which means that the auditor is not sure if we will be able to succeed as a business without additional financing. To date, we have not generated revenues from our principal operations and have sustained losses since inception. Because losses will continue until such time that we can complete the design of our initial vehicle, establish relationships with manufacturing facilities to manufacture our vehicles and components, and begin selling our vehicles, and because we have no committed source of financing, we rely on financing to support our operations. These factors, among others, raise substantial doubt about our ability to continue as a going concern within one year after the date that the financial statements are issued. Throughout 2020, we intend to fund our operations through the sale of our securities to third parties and related parties. If we cannot raise additional capital, we may consume all the cash reserved for operations. There are no assurances that management will be able to raise capital on terms acceptable to us. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned operations, which could harm our business, financial condition, and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

If we cannot raise sufficient funds, we will not succeed or will require significant additional capital infusions.
We are offering Common Stock in the amount of up to $1,070,000 in this offering but may sell much less. Even if the maximum amount is raised, we may need additional funds in the future in order to grow, and if we cannot raise those funds for whatever reason, including reasons outside our control, such as another significant downturn in the economy, we may not survive. If we do not sell all of the Common Stock we are

offering, we will have to find other sources of funding in order to develop our business. Even if we are successful in selling all of the Common Stock being offered, our proposed business may require significant additional capital infusions, before we can achieve profitability. Furthermore, in order to expand, we are likely to raise funds again in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital infusions may include covenants that give creditors rights over our financial resources or sales of equity securities that will dilute the holders of our Common Stock.

This Offering is being conducted on a "best efforts" basis and does not require a minimum amount to be raised. As a result, we may not be able to raise enough funds to fully implement our business plan and our investors may lose their entire investment.

The Offering is on a "best efforts" basis and does not require a minimum amount to be raised. If we are not able to raise sufficient funds, we may not be able to fund our operations as planned, and our growth opportunities may be materially adversely affected. This could increase the likelihood that an investor may lose their entire investment.

We have limited operating history and have yet to earn a profit or operating revenue, which makes it difficult to accurately evaluate our business prospects.

We have limited assets, limited operating history, and no operating revenue to date. We are still working on finalizing our prototype and it will be some time before we are in a position to begin producing or delivering our first vehicle. We have limited experience designing, testing, manufacturing, upgrading, adapting and selling electric vehicles as well as limited experience allocating our available resources among the design and production of the Model SONDORS. Thus, our proposed business is subject to all the risks inherent in new business ventures. The likelihood of success must be considered in light of the expenses, complications, and delays frequently encountered with the start-up of new businesses and the competitive environment in which start-up companies operate.

Risks of borrowing.

We may have to seek loans from financial institutions. Typical loan agreements might contain restrictive covenants which may impair our operating flexibility. A default under any loan agreement could result in a charging order that would have a material adverse effect on our business, results of operations or financial condition.

We face significant barriers in our attempt to produce our vehicle, and if we cannot successfully overcome those barriers, our business will be negatively impacted.

We face significant barriers as we attempt to produce our first vehicle. We do not yet have any prototypes and do not have a final design, a manufacturing facility or manufacturing processes. We will need to contract with manufacturers with excess capacity to manufacture our vehicles and certain components. In addition, the motor vehicle industry has traditionally been characterized by significant barriers to entry, including large capital requirements, investment costs of designing and manufacturing vehicles, long lead times to bring vehicles to market from the concept

and design stage, the need for specialized design and development expertise, regulatory requirements, establishing a brand name and image, and the need to establish sales and service locations. We must successfully overcome these and other manufacturing and legal barriers to be successful.

Our long-term success will be dependent upon our ability to achieve market acceptance of our vehicles, including Model SONDORS, and any subsequent new vehicle models.

There is no guarantee that the Model SONDORS or any of our future vehicles will be successfully accepted by the general public. There is no guarantee that demand for the Model SONDORS will meet our expectations.

Developments and improvements in alternative technologies such as hybrid engines or in the internal combustion engine or continued low retail gasoline prices may materially and adversely affect the demand for our vehicles.

Significant developments in alternative technologies, such as advanced diesel, ethanol, fuel cells or compressed natural gas, or improvements in the fuel economy of the internal combustion engine, may materially and adversely affect our business and prospects in ways that we do not currently anticipate. If alternative energy engines or low gasoline prices make existing vehicles with greater passenger and cargo capacities less expensive to operate, we may not be able to compete with manufacturers of such vehicles.

Demand in the vehicle industry is highly volatile.

The volatility of demand in the vehicle industry may materially and adversely affect our business prospects, operating results, and financial condition. The markets in which we will be competing have been subject to considerable volatility in demand in recent periods. Demand for motor vehicle sales depends to a large extent on general, economic, political and social conditions in a given market and the introduction of new vehicles and technologies. As a new start-up motor vehicle company, we will have fewer financial resources than more established motor vehicle companies to withstand changes in the market and disruptions in demand.

We depend on key personnel and consultants.

Our future success depends on the efforts of key personnel and consultants, especially our founder, Storm Sondors. The loss of services of any key personnel or consultants may have an adverse effect on us. There can be no assurance that we will be successful in attracting and retaining other personnel or consultants we require to develop and market the Model SONDORS and future vehicles, and conduct our proposed operations. In addition, Mr. Sondors does not work exclusively for us, and divides his time among us and Sondors Inc., a Delaware corporation, which is in the business of marketing and selling ebikes. If circumstances arise in which Mr. Sondors is required to spend substantially more time attending to matters related to the operation of Sondors, Inc, it could adversely effect our business.

The unavailability, reduction or elimination of government and economic incentives in the U.S. and abroad, supporting the development and adoption of electric vehicles

could have some impact on demand for our vehicles.
Electric vehicles such as ours, benefit from certain government and economic incentives supporting the development and adoption of electric vehicles. In the United States and abroad, such incentives include, among other things, tax credits or rebates that encourage the purchase of electric vehicles. Notably, the quantum of incentive programs promoting electric vehicles is a tiny fraction of the amount of incentives that are provided to gas-powered vehicles through the oil and gas industries. Nevertheless, even the limited benefits from such programs could be reduced, eliminated or exhausted. Although we believe this will have little to no impact on demand for our vehicles as we are a niche player, there may be a negative impact on demand for our future vehicles by certain purchasers.

We are subject to substantial regulation, which is evolving, and unfavorable changes or failure by us to comply with these regulations could substantially harm our business and operating results.
Motor vehicles are subject to substantial regulation under international, federal, state, local and foreign laws. Our vehicles will need to comply with many governmental standards and regulations relating to vehicle safety, fuel economy, emissions control, noise control, and vehicle recycling, among others. In addition, we will need to comply with state laws that regulate the manufacture, distribution, and sale of motor vehicles, and generally require motor vehicle manufacturers and dealers to be licensed to sell vehicles directly to consumers in the state. Compliance with all of these requirements may delay our production launch, thereby adversely affecting our business and financial condition. Also, we are subject to laws and regulations applicable to the import, sale, and service of motor vehicles internationally. For example, we will be required to meet vehicle-specific safety standards that are often materially different from U.S. requirements, thus resulting in additional investment into the vehicles and systems to ensure regulatory compliance. These processes necessitate that foreign regulatory officials review and certify our vehicles prior to market entry. In addition, we must comply with regulations applicable to vehicles after they enter the market, including foreign reporting requirements and recall management systems. We will incur significant costs in complying with these regulations, and may be required to incur additional costs to comply with any changes to such regulations.

We may need to defend ourselves against patent or trademark infringement claims, which may be time-consuming and would cause us to incur substantial costs.
Companies, organizations or individuals, including our competitors, may hold or obtain patents, trademarks or other proprietary rights that would prevent, limit or interfere with our ability to make, use, develop, sell or market our vehicles or components, which could make it more difficult for us to operate our business. From time to time, we may receive communications from holders of patents or trademarks regarding their proprietary rights. Companies holding patents or other intellectual property rights may bring suits alleging infringement of such rights or otherwise assert their rights and urge us to take licenses. In addition, if we are determined to have infringed upon a third party's intellectual property rights, we may be required to do one or more of the following: • cease selling, incorporating certain components

into, or offering goods or services that incorporate or use the challenged intellectual property; • pay substantial damages; • seek a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms or at all; • redesign our vehicles or certain components; or • establish and maintain alternative branding for our products and services. We may also need to file lawsuits to protect our intellectual property rights from infringement from third parties, which lawsuits could be expensive, time-consuming and distract management's attention from our core operations.

Manufacturing internationally may cause problems and present risks.
We will likely have our vehicles and certain components manufactured internationally. There are many risks associated with international business. These risks include, but are not limited to, language barriers, fluctuations in currency exchange rates, political and economic instability, regulatory compliance difficulties, problems enforcing agreements, and greater exposure of our intellectual property to markets where a high probability of unlawful appropriation may occur. Failure to successfully mitigate any of these potential risks could damage our business. In addition, we are required to comply with all applicable domestic and foreign export control laws, including the International Traffic in Arms Regulations and the Export Administration Regulations. In addition, we may be subject to the Foreign Corrupt Practices Act and international counterparts that generally bar bribes or unreasonable gifts for foreign governments and officials. Violation of any of these laws or regulations could result in significant sanctions, which could reduce our future revenue and net income. Because we may manufacture and sell a substantial portion of our vehicles abroad, our operating costs may be subject to fluctuations in foreign currency exchange rates. If the U.S. dollar weakens against the foreign currencies in which we denominate certain of our trade accounts payable, fixed purchase obligations and other expenses, the U.S. dollar equivalent of such expenses would increase. We can provide no assurances that we will not experience losses arising from currency fluctuations in the future, which could be significant.

If we are unable to adequately control the costs associated with operating our business, including our costs of manufacturing and sales, our business, financial condition, operating results, and prospects will suffer.
If we are unable to maintain a sufficiently low level of costs for designing, manufacturing, marketing, selling and distributing and servicing our vehicles relative to their selling prices, our operating results, gross margins, business and prospects could be materially and adversely impacted. We have made, and will be required to continue to make, significant investments for the design, manufacture, sale and the servicing of our vehicles. There can be no assurances that our costs of producing and delivering our vehicles will be less than the revenue we generate from sales at the time of the launch of such a vehicle or that we will ever achieve a positive gross margin on sales of any specific vehicle. We will incur significant costs related to contracting for the manufacture of our vehicles, procuring the materials required to manufacture our vehicles, assembling vehicles and compensating our personnel and consultants. Many of the factors that impact our operating costs are beyond our control. For example, the costs of our raw materials and components could increase

due to shortages if global demand for these materials and components increases. In addition, we may experience increases in the cost or a sustained interruption in the supply or shortage of materials. Any such cost increase or supply interruption could materially negatively impact our business, prospects, financial condition and operating results. If we are unable to keep our operating costs aligned with the level of revenues we generate, our operating results, business and prospects will be harmed.

If our vehicles fail to perform as expected, we may have to recall our products and our ability to develop, market and sell our electric vehicles could be harmed.
Our vehicles may contain defects in design and manufacture that may cause them not to perform as expected or that may require repair. While we intend to perform extensive internal testing, we will have a limited frame of reference by which to evaluate the performance of our electric vehicles. There can be no assurances that we will not be required to recall products in the future. There can be no assurance that we will be able to detect and fix any defects in the vehicles prior to their sale to consumers. In the future, we may at various times, voluntarily or involuntarily, initiate a recall if any of our vehicles or their components prove to be defective. In addition, our electric vehicles may not perform consistent with customers' expectations or consistent with other vehicles currently available. Any product defects or any other failure of our vehicles to perform as expected could harm our reputation and result in adverse publicity, lost revenue, delivery delays, product recalls, product liability claims, harm to our brand and reputation, and significant warranty and other expenses, and could have a material adverse impact on our business, financial condition, operating results and prospects.

If we are unable to address the service requirements of our future customers our business will be materially and adversely affected.
If we are unable to successfully address the service requirements of our future customers our business and prospects will be materially and adversely affected. In addition, we anticipate the level and quality of the service we provide our customers will have a direct impact on the success of our future vehicles. If we are unable to satisfactorily service our customers, our ability to generate customer loyalty, grow our business and sell additional vehicles could be impaired.

We will be dependent on our suppliers, some of which may be single or limited source suppliers, and the inability of these suppliers to continue to deliver, or their refusal to deliver, necessary components of our vehicles at prices and volumes acceptable to us could have a material adverse effect on our business, prospects and operating results.
We will be dependent on our suppliers, some of which may be single or limited source suppliers, and the inability of these suppliers to continue to deliver, or their refusal to deliver, necessary components of our vehicles at prices and volumes acceptable to us could have a material adverse effect on our business, prospects and operating results. In addition, we have not yet established relationships with suppliers for all of our components. While we believe that we will be able to establish necessary supply relationships as well as alternate supply relationships, we may be unable to do so at prices or costs that are favorable to us. The inability to secure necessary suppliers or the future loss of any suppliers or any disruption in the supply of components from

these suppliers could lead to delays in vehicle deliveries to our customers, which could hurt our relationships with our customers and also materially adversely affect our business, prospects and operating results.

We may become subject to product liability claims, which could harm our financial condition and liquidity if we are not able to successfully defend or insure against such claims.

The risk of product liability claims, product recalls, and associated adverse publicity is inherent in the manufacturing, marketing, and sale of vehicles. We may become subject to product liability claims, which could harm our business, prospects, operating results and financial condition. The motor vehicle industry experiences significant product liability claims and we face inherent risk of exposure to claims in the event our vehicles do not perform as expected or malfunction resulting in personal injury or death. A successful product liability claim against us could require us to pay a substantial monetary award. In addition, a product liability claim could generate substantial negative publicity about our vehicles and business and inhibit or prevent commercialization of other future vehicle candidates which would have material adverse effect on our brand, business, prospects and operating results. Any lawsuit, regardless of its merit, may have a material adverse effect on our reputation, business and financial condition.

Management Discretion as to Use of Proceeds.

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Limited Liquidity.

There is no formal marketplace for the resale of our securities. Shares common stock may be traded to the extent any demand and/or trading platform(s) exists. However, there is no guarantee there will be demand for the shares, or a trading platform that allows you to sell them. We do not have plans to apply for or otherwise seek trading or quotation of our common stock on an over-the-counter market. It is also hard to predict if we will ever be acquired by a bigger company. Investors should assume that they may not be able to liquidate their investment for some time.

A majority of our Common Stock is owned by Storm Sondors, whose interests may differ from those of the other stockholders.

As of the date of this Offering Circular, Storm Sondors, our sole officer and director, owns a majority of the shares of our issued and outstanding Common Stock and, assuming all of the shares of Common Stock being offered in this Offering are sold, he will own a majority of the shares of our issued and outstanding Common Stock. Therefore, Mr. Sondors will be able to control our management and affairs and most matters requiring stockholder approval, including, but not limited to, the election of directors and approval of significant corporate transactions. This concentration of

ownership may have the effect of delaying or preventing a change in control, which may not be in the best interest of our other stockholders.

There is no current market for our shares.
There is no established public trading market for the resale of our Common Stock, however, we do not have plans to apply for or otherwise seek trading or quotation of our Common Stock on an over-the-counter market. Investors should assume that they may not be able to liquidate their investment for some time, or be able to pledge their shares of Common Stock as collateral.

We have a limited operating history and have yet to earn a profit or operating revenue, which makes it difficult to accurately evaluate our business prospects.
We have limited assets, limited operating history, and no operating revenue to date. We are still working on finalizing our prototype and it will be some time before we are in a position to begin producing or delivering our first vehicle. We have limited experience designing, testing, manufacturing, upgrading, adapting and selling electric vehicles as well as limited experience allocating our available resources among the design and production of the Model SONDORS. Thus, our proposed business is subject to all the risks inherent in new business ventures. The likelihood of success must be considered in light of the expenses, complications, and delays frequently encountered with the start-up of new businesses and the competitive environment in which start-up companies operate.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

The Company is not current in its ongoing reporting requirements under its Regulation A+ Offering.
The Company has not filed is required reports for the 2019 fiscal year for its Regulation A+ offering. The Company may face penalties or regulatory enforcement action in the future as a result of its failure to comply with these Regulation A+ reporting requirements.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Storm Sondors	2,700,000	Common Stock	96.332

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 37,308 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 2,802,803 outstanding.

Voting Rights

The holders of the common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders.

Material Rights

Dividends.

Subject to preferences that may be granted to any then outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefor as well as any distributions to the stockholders. The payment of dividends on the common stock will be a business decision to be made by our board of directors from time to time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the common stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time.

Liquidation Rights.

In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Absence of Other Rights or Assessments.

Holders of common stock have no preferential, preemptive, conversion or exchange rights. There are no redemption or sinking fund provisions applicable to the common stock. When issued in accordance with our certificate of incorporation and Delaware

General Corporation Law, shares of our common stock will be fully paid and not liable to further calls or assessments by us.

What it means to be a minority holder

As a minority holder of Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock. If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $999,960.00
  Number of Securities Sold: 83,330
  Use of proceeds: Fund the design and development of the Model SONDORS electric car prototype.
  Date: December 31, 2016
  Offering exemption relied upon: Regulation CF

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $338,939.64
  Number of Securities Sold: 7,073
  Use of proceeds: Development of SONDORS EV prototype.
  Date: June 05, 2017
  Offering exemption relied upon: Regulation A+

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $188,256.00
  Number of Securities Sold: 6,564
  Use of proceeds: Development of SONDORS EV prototype.
  Date: March 15, 2018
  Offering exemption relied upon: Regulation A+

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $70,032.00
  Number of Securities Sold: 5,836
  Use of proceeds: Development of SONDORS EV prototype
  Date: June 12, 2017
  Offering exemption relied upon: Regulation CF

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

The company has raised funding and built a prototype to date. The prototype was shown at the LA Auto Show in 2017. The company opened pre-orders in January 2018 and within 2 weeks 1,500 people put down deposits to buy vehicles. We based the financial projections on these real-time sales that were not backed by formal sales or marketing outreach, plus the increasing demand for zero-emission vehicles that accelerated in 2017.

Results of operations

Year ended December 31, 2018 compared to year ended December 31, 2017

Revenue

The Company is currently developing its products and has not generated any revenue to date. Future. The company is pre-revenue. The operations of SONDORS Network to date have been to build the prototype and begin preproduction marketing.

Expenses

The Company's expenses consist of, among other things, design and development expenses for the prototype vehicle, and general operating expenses. The Company incurs research and development costs during the process of developing and designing its three-wheeled electric vehicle. Research and developments costs consist primarily of outside services. The Company expenses these costs as incurred until the resulting product has been completed, tested, and made ready for commercial use.

Overall expenses declined from 2017 to 2018 because prototype was complete. Increases in advertising and marketing, and general and administrative reflect the increase in activities preparing to launch the pilot phase when funding is secured.

Historical results and cash flows:

Historical financial results reflect startup funding of three sales of $999,960, $272,890, and $136,086. Expenses included design and development of the vehicle, advertising

and marketing, and general operations related to the building of the initial vehicle. $ 215,078 cash remains after the initial phase of developing the prototype.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of January 24, 2020, the COMPANY had $170,000 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds raised under this campaign will be used to market for pre-sales of the vehicles, and to build a pre-production vehicle in the case of the max amount raised.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We raised approximately $1.5M in previous crowdfunding campaigns. These resources are necessary to take the vehicle to initial assembly and build the vehicles and create the network to test, in the pilot. The funds raised from this campaign are not necessary to the viability of the company moving forward.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The additional commitments will support raising the needed additional funds to run the pilot phase.

Operating expenses for Minimum Raised of $10,000

Working Capital: $8,255

Marketing: $900

Research & Development: $145

StartEngine Platform Fees: $700

How long will you be able to operate the company if you raise your maximum funding goal?

The maximum amount of approximately $1.07M raised would be spent on:

approximately $883,285 for working capital; approximately $96,300 for marketing; approximately $15,515 for R&D; and approximately $74,900 for StartEngine's fees.

The company will need to raise additional funds to move into production.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The company will raise capital again to fund the production of the first 10,000 vehicles and the 35 vehicles for the pilot phase. The pilot consists of the 35 vehicles plus the development of the user network, plus an active pre-sales campaign for the first 10,000 vehicles.

Indebtedness

- **Creditor:** Storm Sondors
  Amount Owed: $71,511.00
  Interest Rate: 0.0%

Related Party Transactions

- **Name of Entity:** Storm Sondors
  Relationship to Company: Director
  Nature / amount of interest in the transaction: In February 2017, the Company executed a note payable of $105,000 to our Chief Executive Officer. The proceeds from the note were used to pay design and development expenses.
  Material Terms: $71,511 is owed. There is no interest on the note. As for the maturity date, it is due on demand. There is no other material term.

Valuation

Pre-Money Valuation: $80,384,390.04

Valuation Details:

The Company arrived at a valuation of $80,384,390.04 by running a discounted cash flow analysis. The company ran a 5-year pro-forma based on sales and costs, for both the sale of vehicles and the number of users on the Company's sharing network that the Company plans to unveil.

The initial sales and growth projections are projectedbased on 1,500 deposited reservations currently placed with the Company. These reservations resulted from a

short time window in the crowdfunding campaign where vehicle orders were accepted. We believe this demostrated a strong demand for SONDORS vehicle.

In addition, we projected a forward looking growth rate based on the accelerating rate of numbers of EV's on the road. The rate of increase in 2018 was 81% globally, making the increase from 2015 to 2018 4x.

We also considered two additional valuation methods. The first method used traditional Venture Capital pricing with a 15x return on investment. The second method uses P/E ratio based on the the Company's pro-forma projections.

The company considered each of these methods in determining it's valuation for this offering.
The Company set this valuation internally, without a formal-third party independent valuation.

Use of Proceeds

If we raise the Target Offering Amount of $9,980.64 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  7.0%

- *Marketing*
  9.5%
  Marketing SONDORS EV.

- *Working Capital*
  82.0%
  To build pre-production SONDORS EV.

- *Research & Development*
  1.5%
  Development of SONDORS Network.

If we raise the over allotment amount of $1,069,993.44, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  7.0%

- *Working Capital*
  82.55%
  Build pre-production SONDORS EV.

- *Marketing*
  9.0%
  Marketing SONDORS EV.

- *Research & Development*
  1.45%
  Development of SONDORS Network.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://sondors.network (https://sondors.network/current-investors/).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at:
www.startengine.com/sondors-electric-car-company

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR SONDORS
Electric Car Company

[See attached]

SONDORS ELECTRIC CAR COMPANY

FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED
DECEMBER 31, 2018 AND 2017

SONDORS ELECTRIC CAR COMPANY
FOR THE YEARS ENDED DECEMBER 31, 2018 AND
DECEMBER 31, 2017
TABLE OF CONTENTS

	Pages
Independent Auditors' Report	1
Balance Sheets as of December 31, 2018 and 2017	2
Statements of Operations for the years ended December 31, 2018 and 2017	3
Statements of Stockholders' Deficit for the years ended December 31, 2018 and 2017	4
Statements of Cash Flows for the years ended December 31, 2018 and 2017	5
Notes to the Financial Statements	6



dbbmckennon

Certified Public Accountants
Registered Firm - Public Company Accounting Oversight Board

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Sondors Electric Car Company
Malibu, CA

Report on the Financial Statements
We have audited the accompanying financial statements of Sondors Electric Car Company (the "Company") which comprise the balance sheets as of December 31, 2018 and 2017, and the related statements of operations, stockholders' deficit, and cash flows for the periods then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sondors Electric Car Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for the periods then ended, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company's net losses from Inception, negative cash flow, and lack of liquidity raise substantial doubt about its ability to continue as a going concern Management's plans regarding those matters are also described in Note 3. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

dbbMcKennon

Newport Beach, California
January 23, 2020

20321 SW Birch Street, Suite 200 Newport Beach, California 92660-1756 *P:* 949.200.3280 *F:* 949.200.3281 www.dbbmckennon.com

Santa Monica Newport Beach San Diego

SONDORS ELECTRIC CAR COMPANY
BALANCE SHEETS
DECEMBER 31, 2018 AND 2017

	December 31, 2018		December 31, 2017	
ASSETS				
Current Assets				
Cash and cash equivalents	$	215,078	$	62,172
Other current assets		14,500		-
Total Current Assets		229,578		62,172
Total Assets	$	229,578	$	62,172
LIABILITIES AND STOCKHOLDERS' DEFICIT				
Current Liabilities				
Accrued liabilities	$	3,909	$	1,600
Note payable - related party		71,511		91,030
Customer deposits		182,424		-
Total Current Liabilities		257,844		92,630
Total Liabilities		257,844		92,630
Commitments and Contingencies (Note 5)		-		-
Stockholders' Deficit				
Common stock: 10,000,000 shares authorized; $0.0001 par value; 2,802,803 and 2,796,239 shares issued and outstanding as of December 31, 2018 and 2017, respectively		280		280
Additional paid-in capital		1,409,810		1,199,369
Subscriptions receivable		-		(136,086)
Accumulated deficit		(1,438,356)		(1,094,021)
Total Stockholders' Deficit		(28,266)		(30,458)
Total Liabilities and Stockholders' Deficit	$	229,578	$	62,172

The accompanying notes are an integral part of these financial statements

2

SONDORS ELECTRIC CAR COMPANY
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	2018	2017
Operating Expenses		
Advertising and marketing	96,704	65,225
Design and development	69,322	916,324
General and administrative	178,401	69,735
Total Operating Expenses	344,427	1,051,284
Operating Loss	(344,427)	(1,051,284)
Other (Income) Expense		
Interest income	(92)	(186)
Loss Before Provision for Income Taxes	(344,335)	(1,051,098)
Provision for income taxes	-	800
Net Loss	$ (344,335)	$ (1,051,898)
Net Loss per Common Share – Basic and Diluted:	$ (0.12)	$ (0.38)
Weighted Average Common Shares Outstanding – Basic and Diluted	$ 2,802,149	$ 2,787,536

The accompanying notes are an integral part of these financial statements

3

SONDORS ELECTRIC CAR COMPANY
STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	Common Stock		Additional Paid-in Capital	Subscriptions Receivable	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount				
December 31, 2016	2,783,330	278	975,615	(933,740)	(42,123)	30
Receipt of subscriptions receivable	-	-	-	933,740		933,740
Common stock issued for cash	12,909	2	272,888	(136,086)	-	136,804
Offering costs	-	-	(85,134)	-	-	(85,134)
Fair value of services provided	-	-	36,000	-	-	36,000
Net loss	-	-	-	-	(1,051,898)	(1,051,898)
December 31, 2017	2,796,239	280	1,199,369	(136,086)	(1,094,021)	(30,458)
Receipt of subscriptions receivable	-	-	-	136,086	-	136,086
Common stock issued for cash	6,564	-	188,256	-	-	188,256
Offering costs	-	-	(13,815)	-	-	(13,815)
Fair value of services provided	-	-	36,000	-	-	36,000
Net loss	-	-	-	-	(344,335)	(344,335)
December 31, 2018	2,802,803	$ 280	$ 1,409,810	$ -	$ (1,438,356)	$ (28,266)

The accompanying notes are an integral part of these financial statements.

SONDORS ELECTRIC CAR COMPANY
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (344,335)	$ (1,051,898)
Adjustments to reconcile net loss to net cash used in operating activities:		
Fair value of services provided	36,000	36,000
Changes in operating assets and liabilities:		
Other current assets	(14,500)	-
Accrued liabilities	2,309	800
Customer deposits	182,424	-
Net cash used in operating activities	(138,102)	(1,015,098)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Common stock issued for cash	324,342	1,070,544
Offering costs	(13,815)	(85,134)
Proceeds from related party note payable	(19,519)	105,000
Repayment of related party note payable	-	(13,970)
Net cash provided by financing activities	291,008	1,076,440
Increase in cash and cash equivalents	152,906	61,342
Cash, Beginning of Year	62,172	830
Cash, End of Year	$ 215,078	$ 62,172
Supplemental disclosures of cash flow information:		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ -

The accompanying notes are an integral part of these financial statements.

NOTE 1 – NATURE OF OPERATIONS

Sondors Electric Car Company (which may be referred to as "Sondors," the "Company," "we," "us," or "our") was incorporated on August 15, 2016 ("Inception") in the State of Delaware. The financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States of America. The Company's headquarters are located in Malibu, California.

The Company designs, develops, and intends to manufacture on an outsourced basis and sell its own three-wheeled electric vehicle. The Company also intends to provide customer service and technical support for its electric vehicles. In certain areas, mobile technicians capable of performing most inspections and repairs will be available.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
Preparation of the financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could ultimately differ from these estimates. It is reasonably possible that changes in estimates may occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2018 and 2017. Fair values of the Company's financial instruments were assumed to approximate carrying values because of the instruments' short-term nature.

Risks and Uncertainties
The Company has a limited operating history and has not yet generated revenue from its intended operations. The development of the Company's product and service offerings are expected to take an extended amount of time to develop and may be subject to regulatory requirements. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with governmental policy decisions. A host of factors beyond the Company's control

could cause fluctuations in these conditions. Adverse developments may also include: economic recessions, changes in electric automobile technology and infrastructure, government policy decisions and law changes, changes in consumer tastes and trends, and acceptance of its products in the marketplace. Like any new business, the Company faces challenges that come from early-stage branding and financing. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Equity Offering Costs
The Company accounts for offering costs in accordance with Accounting Standards Codification ("ASC") 340, *Other Assets and Deferred Costs*. Prior to the completion of an offering, offering costs will be capitalized as deferred offering costs on the balance sheet. The deferred offering costs will be reclassed to additional paid-in capital upon the completion of an offering or to expense if the offering is not completed. Offering costs reclassed to additional paid-in capital totaled $13,815 and $85,134 for the years ended December 31, 2018 and 2017, respectively.

Revenue Recognition
The Company will recognize revenue from the sale of products and services when (a) pervasive evidence that an agreement exists, (b) the product or service has been delivered, (c) the prices are fixed and determinable and not subject to refund or adjustment, and (d) collection of the amounts due are reasonably assured.

The Company is currently developing its products and has not generated any revenue to date. Future revenue recognition policies may change based on the product and service offerings developed.

The Company received customer deposits to reserve a future vehicle offering. Each deposit was $100 and is refundable upon request. As of December 31, 2018, the Company had customer deposits on the accompanying balance sheet totaling $182,424.

Design and Development Costs
The Company incurs research and development costs during the process of developing and designing its three-wheeled electric vehicle. Research and developments costs consist primarily of outside services. The Company expenses these costs as incurred until the resulting product has been completed, tested, and made ready for commercial use.

Income Taxes
The Company applies ASC 740, *Income Taxes* ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution, which it believes to be creditworthy, located in the United States of America. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

For the year ended December 31, 2018 and 2017, the Company had one vendor that accounted for 55% and 83% of its research and development costs, respectively. The Company does not believe the loss of this vendor would have a material impact on the Company's operations.

Loss per Common Share
The Company presents basic loss per share ("EPS") and diluted EPS on the face of the statement of operations. Basic loss per share is computed as net loss divided by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur from common shares issuable through stock options, warrants, and other convertible securities. For periods in which we incur a net loss, the effects of potentially dilutive securities would be antidilutive and would be excluded from diluted EPS calculations. For the years ended December 31, 2018 and 2017, the Company had 1,569 and 587 warrants outstanding that were excluded from the calculation as their effects were anti-dilutive.

Recent Accounting Pronouncements
In May 2014, the Financial Accounting Standards Board (the "FASB") issued Accounting Standards Update ("ASU") No. 2014-09, *Revenue from Contracts with Customers (Topic 606)*. Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. The updated standard replaces most existing revenue recognition guidance under U.S. GAAP and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard will be effective for the Company beginning January 1, 2019. The Company does not believe the updated standard will have a material impact on the Company's financial statements.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our consolidated financial statements.

NOTE 3 – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company has not yet commenced revenue generating activities, incurred losses from operations, and had an accumulated deficit of $1,438,356 as of December 31, 2018. Losses are expected to continue until such time the Company can design, produce, and sell its product offerings. These matters raise substantial doubt about the Company's ability to continue as a going concern.

During the next twelve months, the Company intends to fund its operations through debt and/or equity financing as well as related party loans/advances.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

NOTE 4 – RELATED PARTY TRANSACTIONS

In February 2017, the Company executed a note payable of $105,000 to an entity owned by our Chief Executive Officer. The proceeds from the note were used to pay design and development expenses. During the year ended December 31, 2018, the Company repaid $19,519 and $13,970 in 2017 against the related party note payable. The note is due on demand and carries no interest. As of December 31, 2018 and 2017, an outstanding balance on the related party note payable of $71,511 and $91,030 was included in the accompanying balance sheets, respectively.

See Note 7 for additional transactions.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with, and does not know of any, pending or threatening litigation against the Company or any of its officers.

NOTE 6 – INCOME TAXES

On December 22, 2017, the Tax Cuts and Jobs Act ("Tax Act") was signed into law in the U.S. The Tax Act has resulted in significant changes to the U.S. corporate income tax system. These changes include a federal statutory rate reduction from 35% to 21%, the elimination or reduction of certain domestic deductions and credits, and limitations on the deductibility of interest expense and executive compensation. These changes were effective beginning in 2018. This resulted in a reduction in the deferred tax asset of approximately $121,000 with a corresponding decrease in the valuation allowance in the same amount, for zero net impact on the financial statements.

The Company's net deferred tax assets at December 31, 2018 and 2017 are approximately $370,000 and $404,000, respectively, which primarily consist of net operating loss carryforwards. As of December 31, 2018, and 2017, the Company provided a 100% valuation allowance against the net deferred tax assets, which management could not determine would more likely than not be realized. During the years ended December 31, 2018 and 2017, the Company valuation allowance increased (decreased) by approximately $(35,000) and $391,000, respectively.

At December 31, 2018, the Company had federal and state net operating loss carry forwards of approximately $1,323,000. The federal and state net operating losses expire on various dates through 2038.

The difference between the effective tax rate and the stated federal tax rate of 21% is primarily due to a full valuation allowance on the net deferred tax assets and certain permanent differences.

The Company does not currently have a tax liability to the federal government due to historical losses, and only minimum state taxes being due for California.

NOTE 7 - STOCKHOLDERS' EQUITY (DEFICIT)

Common Stock
We have authorized the issuance of 10,000,000 shares of our common stock, each share having a par value of $0.0001.

Upon Inception, the Company issued 2,700,000 shares of common stock to its founder for $1,000.

During the year ended December 31, 2018, the Company sold 6,564 shares of common stock through its Regulation A (Tier 2) offering at $28.68 per share of common stock. The Company recognized gross proceeds of $188,256 and incurred offering costs of $13,815, which reduced additional paid-in capital.

During the year ended December 31, 2017, the Company sold 5,836 and 7,073 shares of common stock through its Regulation Crowdfunding and Regulation A (Tier 2) offerings at $12.00 and $28.68 per share of common stock, respectively. The Company recognized gross proceeds of $272,890 and a subscription receivable of $136,086 related to the sale of these shares. In connection with these offerings, the Company incurred offering costs of $85,134, which reduced additional paid-in capital. The subscription receivable of $136,086 was collected subsequent to December 31, 2017.

SONDORS ELECTRIC CAR COMPANY
NOTES TO THE FINANCIAL STATEMENTS

During the year ended December 31, 2016, the Company sold 83,330 shares of common stock through its Regulation Crowdfunding offering. The Company recognized gross proceeds of $999,960 based on a price of $12.00 per share of common stock and had a subscription receivable of $933,740 related to the sale of these shares as of December 31, 2016. In connection with this offering, the Company incurred offering costs of $66,220, which reduced additional paid-in capital. During the year ended December 31, 2017, the Company collected the subscription receivable of $933,740 related to the sale of these shares.

Warrants
As part of the Company's posting agreement for the Regulation A (Tier 2) offering noted above, 982 and 587 warrants were granted during the years ended December 31, 2018 and 2017, respectively, with an exercise price of $28.68. As these warrants were a cost of the offering, they both increased and decreased additional paid-in capital for no financial statement effect.

Contributed Capital
The Company's founder and Chief Executive Officer does not receive compensation for his services under an employment contract at the current time. The Company has recognized as contributed capital, what it believes to be the fair value of services provided ($36,000), due to the significant time required in the development process of our prototype vehicle.

NOTE 8 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2018 through January 23, 2020, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

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SONDORS Electric Car Company

Attractive, affordable electric car



$447,637 raised

565 Investors	**60** Days Left
$28.68 Price per Share	**$80.4M** Valuation
Equity Offering Type	**$315.48** Min. Investment

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Website Malibu, CA TRANSPORTATION TECHNOLOGY

SONDORS Electric Car Company produces and manufactures state of the art electric vehicles that are affordable, environmentally friendly, and built for the sharing economy. We believe this raise will allow us to build a production ready prototype vehicle, bringing us one step closer to mass production and our ultimate goal of the SONDORS Network, which aims to connect SONDORS EV owners with car users who can rent vehicles at an affordable daily rate, offsetting car payments while generating income and reducing the environmental impact of the car sharing marketplace.

Overview Team Terms Updates 6 Comments Follow

Reasons to Invest

- SONDORS Electric Car Company has raised over $1.4M from more than 1,600 investors on the StartEngine platform.
- We currently have accepted 1,500 deposits for the initial vehicles
- SONDORS targets both electric vehicle sales and the car sharing marketplace for a huge combined potential market of $578B by 2025.

Bonus Rewards

Get rewarded for investing more into SONDORS Electric Car Company

$315+

Investment

StartEngine Owner's Bonus

This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this progra please see the Offering Summary section below.

$340+
Investment
SONDORS Reservation
Be one of the first owners of a SON electric vehicle. All investors in this round will be entered into the seco wave of our vehicle reservation list

$500+
Investment
Roadshow Invite
At this investment level, you will be invited to the SONDORS roadshow participating city near you, where y will have a chance to test drive the production-ready vehicle.

$1,000+
Investment
Priority SONDORS Reservation
Be at the top of the investor list for reservations. At this investment le you will receive a priority spot at th front of the second wave of our ve reservation list.

$5,000+
Investment
Production Facility Tour in Italy
At this investment level, you will be invited to tour our production facil Italy in order to view the real-time progress made on our production- vehicle. Date and time to be deter Travel and hotel not included

"Despite the odds, we're primed to build a production ready prototype, the next major step in getting SONDORS EVs to customers and on the road"

OUR STORY

Electric transportation for everyone made possible through crowdfunding

SONDORS entered the competitive electric vehicle market because we were frustrated that an attractive and affordable option did not exist for the everyday American. Our innovation in electric bikes changed the market, as we saw no reason the cost for a bike should be in the thousands. Instead, we decided to sell an electric bike for $799.00, and we sold 35K of these bikes in the first 18 months after launch.



So, with this experience in our back pocket, we turned to crowdfunding again for our next phase in changing electric transportation. In 2017 SONDORS Electric Car Company raised just over $1 million through equity crowdfunding to build a concept prototype. Now, we're ready to build a production ready vehicle.

Travel and hotel not included.



$30,000+

Investment

First Production Vehicles

At this investment level, you will m
the front of the entire vehicle rese
list, receiving a special custom edi
the Model SONDORS. Customizati
be determined based on availabili
personal investor preference.

Since introducing Model SONDORS, the buzz and excitement surrounding the car has been enormous. Over 1,500 individuals have placed a deposit for an initial vehicle.

We now come back to the crowd to fund its production

Despite our success, we lacked the funding required to execute the full extent of R&D. As such, our founder personally funded the remainder of the R&D phase. We now have all the pieces ready to build a roadworthy vehicle, and believe this round will provide the funding for its production.

If we reach our maximum funding goal and conclude this round, we expect it will take us six months to build the production ready vehicle prototype. Following its completion, we plan to execute a road show, where people can ask questions and test drive the vehicle, in the following cities: Seattle, Portland, Los Angeles, Phoenix, Houston, Chicago, New York City, Baltimore, Atlanta, and Orlando.

However, we have bigger aspirations than to just manufacture and sell electric vehicles. Our goal is for everyone to be able to access and benefit from our vehicles, which got our team thinking on how we could expand our services to impact an even larger community...

THE PROBLEM

Current car usage is unsustainable

The average gas-powered car is only utilized 5% of the time and generates 4.6 tons in annual carbon emissions. They also come with high operating costs at $9,282, annually for the averagely-utilized car (based on 15k miles per year), and up to $15k for highly-utilized conventional rideshare vehicles. Cars are expected to increase by 47% in cities by 2030, contributing to city congestion, and their method of operation is fossil fuel-intensive. The planet simply cannot sustain this model. (Source)

" **Each commuter car emits** 4.6 **tonnes of CO_2 gas per year**

THE SOLUTION

SONDORS EVs and Network power the eco-sharing economy

SONDORS EV's give owners a state-of-the-art electric vehicle that we believe will be affordable, environmentally friendly, and built for the sharing economy, thereby reducing idle time and increasing income from the vehicle. The network will also offers car users convenient, secure and keyless access to a fleet of Electric Vehicles at affordable daily rates through privately owned SONDORS EV's. Affordable and virtually no-maintenance, the SONDORS vehicles are being created for the next generation.



THE MARKET

Two rapidly growing sectors combine to create a huge market

SONDORS combines two rapidly-growing sectors - car sharing marketplaces and electric vehicle sales. Car sharing marketplaces are projected to reach $11B by 2024 and electric vehicle sales to reach $567B by 2025. (Source)



CAR SHARING MARKETPLACES
ELECTRIC VEHICLES SALES
2024
$11 Billion
2017
$1 Billion
2017
$110 Billion
2025
$567 Billion

Sources: Car Sharing & EV

Wider adoption of EV among ride-sharing fleets could increase EV penetration of miles driven from 1% in 2020 to nearly 44% in 2040, and 74% in 2050. The market for car sharing electric vehicles is growing faster than all the competition combined can satisfy.

Global Miles EV Penetration, 2019 to 2050e

(Bev Only, excludes hybrids and plug-in hybrids)



80%
70%
60%



Source: Morgan Stanley Research

Successful crowdfunding and initial deposits demonstrate a market hungry for SONDORS EVs

Thanks to our StartEngine investors who contributed $1M+ in our previous Reg CF campaign, the SONDORS Electric Vehicle prototype exceeded all expectations and has been called "exquisite" and "revolutionary." We currently have 1,500 deposits for initial vehicles and received demand for a lot more. We expect to sell 3,580 EVs in the first year, and building our production ready prototype vehicle is the next major milestone in getting to that point.

$1M+	1,500	2,560
Raised in Reg CF	Deposits for Initial Vehicles	Projected Orders for 1st Year

SONDORS has a huge following of individuals who support its goal and has already become the largest electric direct-to-consumer bike distributor in the US. Our existing electric products are sold in 42 countries worldwide, and we are eager to bring our electric vehicles and car sharing network to the market.

WHAT WE DO

Redefining what an electric vehicle can be and pioneering the eco-share network space



SONDORS EV challenges the design and engineering of traditional vehicles:

- Three wheels - front wheel drive
- Two front seats and one back seat
- 200 mile range
- Lithium Ion Battery Recharges 55% in <19min
- 0 to 60 mph in 5 seconds
- Charge with your regular 110V or 240V
- Smartphone or tablet as the dashboard (Apple or Android)

The SONDORS Network aims to transform an electric vehicle from a depreciating commodity to an income generating asset while creating a sustainable and environmentally-focused community. Owners will have the ability to list their EV on the SONDORS Network where a participant is able to rent a vehicle at a low daily rate. The owner receives 70% of the rate, which they can automatically contribute to their monthly car payment, decreasing it or eliminating it altogether.

THE BUSINESS MODEL

Selling EVs and building a network of owners and renters

In the first year, SONDORS expects to sell 3,580 EV's with an estimated retail price of $19,500. While the estimated retail price was originally $10,000, we opted for a long-range battery (200+ mile range) versus an economy battery (50 mile range) as many customers expressed range anxiety. This upgrade increased the overall cost of the vehicle, but it will also help increase long-term business viability due to wider adoption.

By never owning a factory and manufacturing on-demand, SONDORS keeps the overhead production cost low, purchase price affordable, and margins high. Our company is structured as a platform that creates revenue for us and for the EV owners, with owners keeping 70% of a user's daily rental rate and SONDORS keeping 30%. Insurance for SONDORS network will also provide an additional source of revenue.


OWNERS
The SONDORS Community
RENTERS
OWN
At $19,500 you can become a proud SONDORS owner
SHARE
Add your electric vehicle to the network, earn income, pay for the vehicle in its entirety
ACCESS
Have access to a SONDORS vehicle as part of the network for $45/day
RENT & RETURN
Select any SONDORS EV in your neighborhood, rent through the app, and return to the same spot!

HOW WE ARE DIFFERENT

Innovative design and private ownership

The car sharing market is full of costly combustion engine vehicles made for personal use. Drawing on design and manufacturing expertise, we designed a car from the bottom up to stand up to all-day use by multiple drivers as well as capitalize on sleek design for branding. Since all our vehicles are privately owned, there is no licensing required, unlike scooter companies that leave scooters all over the sidewalk. Once we show that SONDORS vehicles are roadworthy, we do not believe we are likely to receive any pushback as roads are public

not believe we are likely to receive any pushback as roads are public thoroughfares. That is why investing at this stage is crucial, as building a production ready prototype vehicle is the next major step on the road to mass production.

	SONDORS	TURO	TESLA	BLUELA	CHEVROLET
VEHICLE RETAILER	✓	X	✓	X	✓
LOW COST	✓	✓	X	✓	✓
SHARING PLATFORM	✓	✓	X	✓	X
NIMBLE	✓	✓	X	✓	X
COMMUNITY	✓	X	X	X	X
QUALITY + COST = VALUE	✓	X	X	X	X
ELECTRIC VEHICLE ONLY	✓	X	✓	✓	X
VEHICLE BUILT FOR SHARING ECONOMY	✓	X	X	X	X

THE VISION

We aim to reach thousands of people in the first few years and eventually take SONDORS international

Once we are able to prove roadworthiness, SONDORS has an aggressive roadmap to change the way vehicles are purchased, delivered, and utilized. With 72k units per year available capacity, we have plenty of room to grow and scale presently with a pathway to add new manufacturers in various geographies over time to meet international demand. As we continue to make updates and improvements to the app based on feedback, we expect to be a major player in the global electric vehicle and car sharing marketplace.





OUR TEAM



Storm Sondors
Founder, CEO

Storm Sondors is a highly-skilled specialist in design and manufacturing, and the creator of the award-winning SONDORS Electric Bike. Currently the largest electric bike manufacturer and distributor in the United States, SONDORS Electric Bikes have been sold in 42 countries worldwide.





We execute an efficient contract strategy in order to acquire the best talent and innovators from around the world for the work we need as opposed to an employee-based structure.

WHY INVEST

Join our community of pioneers building the future of sustainable and affordable mobility

The market is hungry for a new approach to transportation and a sustainable, shareable vehicle powering the eco-sharing economy. The feedback we are receiving from the market is that this is the right product at the right place at the right time. Now, we are inviting new and old investors alike to join us during this pivotal point in our company's history. Building a production-ready prototype is the next major step toward getting SONDORS EVs to customers and on the road. We are building a network for the community, and want the community to be with us every step of the way.


SONDORS

In the Press

SHOW MORE

Meet Our Team



Storm Sondors

CEO

Storm Sondors is a highly-skilled specialist in design and manufacturing, and the creator of the award-winning SONDORS Electric Bike. Currently the largest electric bike manufacturer and distributor in the United States, SONDORS Electric Bikes have been sold in 42 countries worldwide. What distinguishes Storm from others in his area of expertise is how he treats design and engineering as his own form of entertainment. He has a special interest in personal branding, and he believes the road to success is an arduous one. Determined to inspire the world to convert to zero-emission vehicles, Storm has successfully raised more awareness of electric technology in affordable transportation than any other company in the industry. He is passionate

about lithium-ion batteries, and due to his brand's success in the marketplace, admits to probably having too much fun with his access to the world's best electric technologies and resources. Based in Malibu, California, Storm also enjoys beach life, surfing, and stand-up paddleboarding.

Storm currently holds positions at SONDORS Electric Car Company (CEO) for 30 hours per week and SONDORS Inc (CEO), which is his primary job, for 40 hours per week.



Offering Summary

Company :	SONDORS Electric Car Company
Corporate Address :	23823 Malibu Road, Suite 50 #129, Malibu, CA 90265
Offering Minimum :	$9,980.64
Offering Maximum :	$1,069,993.44
Minimum Investment Amount (per investor) :	$315.48

Terms

Offering Type :	Equity
Security Name :	Common Stock
Minimum Number of Shares Offered :	348
Maximum Number of Shares Offered :	37,308
Price per Share :	$28.68
Pre-Money Valuation :	$80,384,390.04

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Perks* and Investment Incentives

Time-Based Rewards:

Super Early Bird

Invest within the first 48 hours, and receive an additional 20% bonus shares on your investment plus get a 15-minute call* with Storm, Founder & CEO of SONDORS

Early Bird

Invest within the first 10 days, and receive an additional 10% bonus shares on your investment plus get a 15-minute call* with Storm, Founder & CEO of SONDORS

Date and time to be determined following the close of the round

Amount Based Rewards:

$340+

SONDORS Reservation

Be one of the first owners of a SONDORS electric vehicle. All investors in this round will be entered into the second wave of our vehicle reservation list.

$500+

Roadshow Invite

At this investment level, you will be invited to the SONDORS roadshow in a participating city near you, where you will have a chance to test drive the production-ready vehicle.

$1,000+

Priority SONDORS Reservation

Be at the top of the investor list for reservations. At this investment level, you will receive a priority spot at the front of the second wave of our vehicle reservation list.

$5,000+

Production Facility Tour in Italy

At this investment level, you will be invited to tour our production facility in Italy in order to view the real-time progress made on our production-ready vehicle. Date and time to be determined. Travel and hotel not included.

$30,000+

First Production Vehicles

At this investment level, you will move to the front of the entire vehicle reservation list, receiving a special custom edition of the Model SONDORS. Customizations to be determined based on availability and personal investor preference.

Reservation list order will be determined by date committed. All perks occur after the offering is completed.

The 10% Bonus for StartEngine Shareholders

SONDORS Electric Car Company will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 10 shares of Common Stock at $28.68 / share, you will receive 11 shares, meaning you'll own 11 shares for $286.80. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Come to Italy □□ with SONDORS

1 day ago


Get exclusive perks and bonuses with your investment.

I'm very excited to invite you to join Team SONDORS in Italy. For the first time, we're offering an exclusive behind the scenes tour of the production facilities, and the original birthplace of SONDORS EV in Turin, Italy.

Enjoy a personal, discrete tour and meet with the design and engineering task force known worldwide for their expertise and passion for innovative automobile design and engineering. This is where some of the most sought-after and coveted modern exotics (including Ferrari) are conceived.

We hope you'll take advantage of this opportunity to join us for this exciting private tour. For more information about this bonus reward, please visit our campaign and join 560+ investors in our new round.

If you've already joined our investor community, thank you so much. We appreciate your support and can't wait to keep you informed on our progress.

All the best,
Storm Sondors

SONDORS Signs MSA w/Hinduja Tech

SONDORS Signs MSA w/Hinduja Tech

4 days ago

We have signed a master service agreement (MSA) with Hinduja Tech for the software development, engineering, and mass production of SONDORS EV. Hinduja Tech is a Product Engineering and Digital Technologies service provider for the automotive space, and part of the multi-billion dollar Global Business Conglomerate, Hinduja Group.

Hinduja Tech is known for its innovative engineering approach in delivering award-winning vehicle programs. Their engineering teams have a proven record for executing cutting edge vehicle solutions on time and on budget, and we are looking forward to working with them in the upcoming pre-series SONDORS EV development.

Join 540+ investors in our new round. If you've already joined our investor community, thank you so much. We appreciate your support and can't wait to keep you informed on our progress.

Make sure to share this offering with your network since the quicker we are able to raise funds, the sooner we are able to build the pre-series vehicle and move toward our next round for SOP (start of production).

SONDORS Signs MSA w/Torino Design

7 days ago

We have signed a master service agreement (MSA) with Torino Design, one of the most innovative companies of the Italian panorama, for the interior/exterior design, as well as engineering, of Model SONDORS.

Torino Design has pioneered a creative approach towards automotive design through a wide range of activities, spacing from styling to CAS 3D models, from feasibility engineering to full size models and running prototypes.

Torino Design has built a solid reputation worldwide, working efficiently and discretely to give birth to more than 200 projects, producing more than 200 full scale models for clients all over the world, including BMW, Ferrari, and Suzuki.

If you haven't already, join 530+ investors in our new round and get limited-time investors perks as we make final preparations to build our pre-series vehicle, the bridge between our prototype and production.

Early Bird Shares - 1 Hour Left

18 days ago

There is less than one hour left to get additional shares with our early bird special.

Take advantage of this offer and join 470+ investors who have helped us raise more than $390K to build our pre-series vehicle, the bridge between our existing prototype and production: https://www.startengine.com/sondors-electric-car-company

All the best,
Storm Sondors

Less Than 24 Hours for Early Bird Bonus Shares

18 days ago

Today is your last full day to receive Early Bird Bonus Shares with your investment. We have now raised more than $345K from our community. Don't miss out on this opportunity.

If you are interested in owning a stake, and receiving brand new investor perks, please visit our offering page and join more than 400 investors by clicking here.

If you've already joined our investor community, thank you so much. We appreciate your support and can't wait to keep you informed on our progress.

All the best,

Storm Sondors

SONDORS is Back - Early Bonus Available

23 days ago

First, big thank you to our community for a great start. More than 250 of you have already invested over $200k.

For our early supporters, we put together a special 10% bonus. Make sure to get in quick.

Only 5 days left to get 10% bonus shares with your investments

Since our last raise, we've received over 1,500 deposits on initial vehicles, and the goal of this raise is help us build a pre-series vehicle, the bridge between our functional "show vehicle" prototype and production.

By investing today, you'll be on our reservation list to purchase one of the first SONDORS vehicles when they become available.

Thank you for your support,

Storm Sondors
Founder & CEO

END OF UPDATES

Comments (88 total)

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Lawrence Sobczyk SE OWNER 3 INVESTMENTS 8 hours ago
Have you thought about teaming up with Elio a very similar gas powered vehicle. Production facility could be shared.

Gerardo Barrera Cardiel a day ago
I want to know it it will on sale in Mexico, before I can suscribe as investor. I am really interested

M S 6 days ago
Is there any debt in the company, Is there any insurance on the company's product offerings?

Storm Sondors - SONDORS Electric Car Company a day ago

An amount of $71,511.00 is currently owed to myself, as I personally funded some of this endeavor. However, the interest rate is 0%, and as for the maturity date, it is due on demand as opposed to a set day since I have no intention of collecting said debt until the company has made progress toward SOP and is in a position to do so. There are also no other material terms to this debt. There is also no salary collected by me personally until the company starts to generate revenue.

Gary Hatter `2 INVESTMENTS` `INVESTED` 6 days ago

Is Seattle on the list of cities scheduled for a roadshow?

> **Storm Sondors** - SONDORS Electric Car Company 4 days ago
>
> Yes, Seattle is currently on the list of cities scheduled for the roadshow. Thanks for your interest!

Jason Hilton `1 INVESTMENT` `INVESTED` 12 days ago

Any possibility of adding San Francisco to the roadshow? Thanks!

> **Storm Sondors** - SONDORS Electric Car Company a day ago
>
> I reached out to our coordinator and asked them to add San Francisco. Thank you for reaching out and making your suggestion.

Doug McDow `1 INVESTMENT` 15 days ago

With earlier comment I was referring to the spot in line to get their Sondors. I wasn't given a spot in line and jus wondered how long that I would need to wait. I will be 81 in two weeks. (Please). Thank you.

> **Storm Sondors** - SONDORS Electric Car Company 15 days ago
>
> Congratulations on your upcoming birthday! Detailed projections will be provided as soon as we near the SOP date. This way, we greatly reduce speculation and provide much more accurate projections for delivery.
>
> However, for more context as to when we expect to get to production, this current raise is to build a pre-series vehicle, the bridge between our existing prototype and production.
>
> The next step is to raise $15 million for tooling/production, engineering etc. Once the funds are raised, it will take approximately 15-22 months for SOP (start of production of Model SONDORS).
>
> In a perfect scenario, April or May would be the start of the $15 million raise, with a goal for SOP being January 2022. HOWEVER, these dates should not be seen as set in stone or expectations, but rather our hopes -- as the timeline is very dependent on how quickly we are able to raise funds and how quickly the SEC will qualify us for the $15 million raise (which could take months). We have to take into consideration when it would make sense strategically to launch the next raise in relation to the development progress of the pre-series vehicle as well.
>
> So, while the above mentioned are goals we would like to hit, it is important to keep expectations realistic by understanding that in order to move onto next steps, the funds must first be raised in this round, followed by the funds being raised in the next round -- and the timeline for those are wholly based on incoming investors.

(**SHOW MORE COMMENTS**)

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

This is the functional show vehicle driving on Willow Springs Track.

- SONDORS

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

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<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.